Exhibit 99.2

PRESS RELEASE

Sanofi Launches “Action 2013”,
a Worldwide Employee Stock Purchase Plan

Paris, France - October 29, 2013 - Sanofi (EURONEXT:SAN and NYSE:SNY) announced today the launch of “Action 2013”, a worldwide stock purchase plan reserved for its employees. In doing such a capital increase, Sanofi intends to better associate its employees with the future development and results of the company. The plan will take place in 89 countries.

On October 29, 2013 the Board of Directors authorized an issuance of ordinary shares of Sanofi for the benefit of employees participating in the Group Savings Plan at a subscription price of €59.25 which is equal to 80 % of the average of the opening price of the Sanofi share on NYSE Euronext Paris over the 20 stock exchange trading sessions preceding the date of the Board.

An eligibility condition of three months of seniority will be applied.  The subscription period will run from November 7, 2013 until November 24, 2013.

The issuance of new shares is expected to occur by the end of 2013 and the share delivery process should be completed by January 2014.

The total number of shares that may be issued under the plan is limited to 6.6 million (corresponding to a share capital increase in terms of par value of up to €13.2 million, representing 0.5 % of the share capital).

The shares will be subscribed either directly or through employee shareholding funds (“FCPE”), depending on the legal and/or tax regulations applicable in the various countries of residence of the beneficiaries of the capital increase.

The new shares will be fully fungible with the existing ordinary shares of Sanofi.

The new shares will be entitled to dividends as of January 1, 2013.

The voting rights attached to the shares subscribed will be directly exercised by the employees.

The subscribers to the plan will be required to hold the subscribed shares or the corresponding “FCPE” units during a period of approximately five years except upon the occurrence of an early exit event provided in Article R. 3324-22 of the French Labor Code and authorized in the country of the subscriber.

The listing of the new shares on the NYSE Euronext Paris market (ISIN Code: FR0000120578) on the same listing line as the existing shares will be requested as soon as possible after the completion of the capital increase.

This press release constitutes a legal publication required by French regulations in case of a capital increase reserved for employees. This press release does not constitute an offer to sell or a solicitation to purchase Sanofi shares. The offering of Sanofi shares reserved for employees will be conducted only in countries where such an offering has been registered or notified to the competent local authorities and/or following approval of a prospectus by the competent local authorities or in consideration of an exemption to prepare a prospectus or to make any registration or notification of the offering.

More generally, the offering will only be conducted in countries where all required filing procedures and/or notifications have been completed and the authorizations have been obtained, and procedures for consultation or information of staff representatives have been fulfilled.

This press release is not intended for, and copies thereof should not be sent to, countries in which such a prospectus has been approved or such an exemption is not available or where all of the required filing procedures, notifications, consultation and/or information required have been completed or where the authorizations have been obtained. This applies in particular Canada, the United States of America and Japan, countries where the formalities are still pending with the authorities, but could also involve other countries.

Dates contained in this press release are subject to change.

For any questions related to the following share capital increase, each beneficiary may consult the information booklet and all other documents made available and/or contact his/her human resources manager.

The present document constitutes the press release required pursuant to Articles 212-4 (paragraph 5) and 212-5 (paragraph 6) of the AMF’s General Regulations and to Article14 of Instruction n°2005-11 of December 13, 2005, published in the form of a press release in accordance with Article 221-3 of the AMF’s General Regulations.

About Sanofi

Sanofi, an integrated global healthcare leader, discovers, develops and distributes therapeutic solutions focused on patients’ needs. Sanofi has core strengths in the field of healthcare with seven growth platforms: diabetes solutions, human vaccines, innovative drugs, consumer healthcare, emerging markets, animal health and the new Genzyme. Sanofi is listed in Paris (EURONEXT: SAN) and in New York (NYSE: SNY).

Contacts:

Media Relations	Investor Relations
Laurence Bollack	Sébastien Martel
Tel.: + (33) 1 53 77 46 46	Tel.: + (33) 1 53 77 45 45
mr@sanofi.com	ir@sanofi.com